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                          February 1, 2023

       Mark Hanchett
       Chief Executive Officer
       Atlis Motor Vehicles Inc
       1828 N Higley Rd., Suite 116
       Mesa, Arizona 85205

                                                        Re: Atlis Motor
Vehicles Inc
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
25, 2023
                                                            CIK 1722969

       Dear Mark Hanchett:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              James R. Brown